KLX Inc.

September 8, 2017

VIA EDGAR AND FEDEX

Melissa Raminpour
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:       KLX Inc.

Form 10-K for the Fiscal Year Ended January 31, 2017

Form 10-Q for the Quarterly Period Ended April 30, 2017

Form 8-K filed May 24, 2017

Response dated August 24, 2017

File No. 001-36610

Dear Ms. Raminpour:

 This letter responds to the letter from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated August 30, 2017, regarding the Earnings Release on Form 8-K (the “Form 8-K”) of KLX Inc. (the “Company,” “KLX,” “we” “our” or “us”), filed on August 23, 2017. Your comment is set forth below, followed by our corresponding response.

 The numbered paragraphs and headings in this response letter correspond to the original numbered paragraphs and headings in the Staff’s letter. For ease of reference, we have repeated the Staff’s comments in bold text preceding each of the responses. Defined terms used but not defined herein have the meanings set forth in the Form 8-K.

Form 8-K (Exhibit 99.1) furnished August 23, 2017

1. We note that on page 11 of Exhibit 99.1 to your Form 8-K, your reconciliation of net earnings to adjusted net earnings includes an adjustment for income taxes at normalized rate. Please tell us and revise to explain how you calculated or determined this “normalized” rate and why you believe it is useful to adjust for this amount. Refer to guidance in Question 102.11 of the C&DI Non-GAAP Financial Measures.

We acknowledge the Staff’s comment and the Company will revise its future filings to include an explanation of how we calculated the tax rate applied to adjusted earnings (loss) before income tax expense, and in future filings, we will refer to this adjustment as “income tax at current effective rate”.  We respectfully submit that the tax rate used in this calculation for historical periods is equal to our actual effective tax rate during each of the periods presented in the table. The actual effective tax rate is calculated as income tax expense or benefit divided by earnings or loss before income tax expense or benefit for each of the periods presented. When appropriate, management uses the expected annual effective tax rate to calculate income tax expense during a period in which we record a non-recurring tax benefit as income taxes are paid on an annual rather than quarterly basis. In such instances, we will include a footnote explaining the reason for the tax rate applied during the period and quantify the expected annual tax rate we are applying.

Ms.  Melissa Raminpour

KLX Inc.

September 8, 2017

For forward looking periods, management uses the expected annual effective tax rate to calculate income tax expense on adjusted earnings before tax expense.

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If you should have any questions or further comments with respect to the Form 10-K, please direct them to the undersigned by phone at (561) 383-5100 or by email transmissions sent to Mike.Senft@klx.com.

Sincerely,

/s/ Michael F. Senft
Michael F. Senft
Chief Financial Officer

cc:        Valerie Ford Jacob, Esq.
Freshfields Bruckhaus Deringer US LLP